Skinny Flav, Inc



ANNUAL REPORT

82 Appletree Road

Howell, NJ 07731

0

https://www.saucebae.com/

This Annual Report is dated March 26, 2025.

BUSINESS

Company Overview

Skinny Flav, Inc. ("Skinny Flav" or the "Company"), is a health-focused food company that owns the CPG brand Sauce Bae, offering innovative clean-label condiments made with real ingredients and no artificial preservatives or thickeners. What began with a pineapple habanero hot sauce infused with turmeric has expanded into a growing product line, including superfood-infused raw honey and notable co-branded hot sauce collaborations. Sauce Bae is on a mission to prove that simple, clean ingredients can deliver bold flavor. Its products are available in select major retailers and online.

The original Sauce Bae recipe was created in 2017, and our first product officially launched in 2019. Shortly after, it was featured on Season 9 of the popular YouTube show Hot Ones, where it received numerous organic endorsements from major celebrities, racking up more than 145 Million total views to date. Sauce Bae has also earned over 1,700 reviews on Amazon and has garnered attention from prestigious publications like Forbes, CNN, and USA Today. Sauce Bae is a highly marketable name, for which we own the intellectual property.

Company Business Model

Sauce Bae follows a multi-channel business model with products available directly to consumers and through wholesale channels. Currently, we have four hot sauce flavors, two of which are carried by two of the largest national health and specialty food distributors in the country - UNFI & KeHE - and are available in major retail stores such as ShopRite, Acme, Safeway, and Walmart. Our products are also sold online through our own website and Amazon.

Both of our flagship flavors also come in 64 oz jugs that were specifically designed to appeal to the Direct-to-Consumer channel as well as the Food Service sector.

Company's Corporate Structure

The Company was started as Skinny Flav LLC, a New Jersey limited liability company, organized on July 21, 2016. On June 13, 2023, it redomiciled and converted to a Delaware corporation as Skinny Flav, Inc.

_____

Sources:

Amazon Reviews: https://www.amazon.com/Sauce-Bae-Skinny-Habanero-Hot/dp/B07G7CGST5/ref=sr_1_5?crid=4V8ZO3NDDB7I&keywords=sauce+bae&qid=1690050658&sprefix=sauce+bae%2Caps%2C132&sr=8-5

Hot Ones Views: First link shows most of season 9 which currently amounts to 143.4M views for all these episodes, but please note there are were 2 episodes not shown on here that were part of the season, I linked them below this first link and those 2 additional espides amount to 2.9M views:

1) https://www.youtube.com/playlist?list=PLAzrgbu8gEMIwGmZWJLVbu0BmoEhVMQMw

2) https://www.youtube.com/watch?v=JF6qyIyoQmY

3) https://www.youtube.com/watch?v=Mc2hU_VeanE&t=246s

Forbes/CNN/USA Today:

1) https://www.forbes.com/sites/amberlovebond/2022/04/25/mothers-day-gift-guide-the-most-exciting-hot-sauces/?sh=36b7424061c8

2) https://www.cnn.com/cnn-underscored/health-fitness/hot-ones-sauce-da-bomb

3) https://www.usatoday.com/story/entertainment/dining/2021/02/23/sauce-bae-howell-hot-sauce-company/6787483002/?gnt-cfr=1

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: * $365,850
Use of proceeds: The money was utilized to support our retail launches. This included slotting fees, inventory, shipper displays, and various in-store retail promotions ranging from shelf promos (TPRs), in-store demos, and other retailer specific programs. Funds were also utilized to help fund events such as the NYC Wine and Food Festival, and hire a marketing agency to optimize our Amazon listing and set up more efficient PPC campaigns on Amazon.
Date: December 28, 2021
Offering exemption relied upon: 506(b)
* This number includes interest accrued as of Dec 31st, 2024 on the convertible notes, which is $55,850.

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,000,000
Use of proceeds: This was part of the conversion from an LLC to a Delaware Corp.
Date: June 13, 2023
Offering exemption relied upon: LLC Conversion to Corporation

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue

Revenue for fiscal year 2023 was $300,239 compared to $150,321 in fiscal year 2024 - a decrease of $149,918, representing a 49.93% decline.

This decline resulted from our strategic decision to scale back from major retail, as the cost of competing in traditional retail channels remains high. During this period, we exited several retailers, including Stop & Shop, GIANT, and Harris Teeter. However, we have not withdrawn from retail entirely. Instead, we have prioritized building stronger brand awareness and scaling e-commerce before making another major retail push.

Looking ahead, Walmart will be a key retail account for us. If executed correctly, our expansion within Walmart could significantly surpass the performance of all previous retail efforts combined. We also received word that we landed an additional 58 Walmart locations set to launch in 2025, bringing the total Walmart store count to 160. We are also finalizing the design and launch of our expanded raw honey product line, which will hit the market in Q2 of 2025, and will play a pivotal role in our future marketing strategy as we see the raw honey line being a major e-commerce driver.

While revenue has declined in the short term, we believe this approach will position us for sustainable, long-term growth, and we are confident in our ability to begin scaling again soon.

Cost of sales

Cost of Sales for fiscal year 2023 was $95,126 compared to $68,828 in fiscal year 2024.

This represents a $26,298 decrease in cost of sales. This decrease is mostly attributed to lower revenues in 2024 compared to 2023.

Gross margins

Gross margins for fiscal year 2023 were $205,113, compared to $81,493 in fiscal year 2024, representing a $123,620 decrease.

This decline was primarily driven by lower revenue in 2024, which naturally reduced the total dollar amount of gross margin. Additionally, our gross margin as a percentage of revenue declined, largely due to increased cost of goods sold (COGS). A key factor in this increase was inventory disposal, which resulted in higher costs without corresponding revenue. This disposal contributed to a lower ending inventory balance at year-end.

Expenses

Total expenses for fiscal year 2023 were $401,338, compared to $142,195 in fiscal year 2024, reflecting a $259,143 decrease (64.57%).

This reduction was primarily driven by our strategic decision to scale back from large chain retail, which significantly lowered costs. In particular, slotting fees and marketing commitment budgets (MCBs) which are standard expenses when working with large-scale retailers and distributors, were among the most substantial cost drivers in 2023. By pulling back from major retail, we successfully reduced these expenses, contributing to the overall decline in total operating costs.

Historical results and cash flows:

The Company is currently in a growth stage and actively revenue-generating, but we believe historical cash flows do not accurately reflect our future trajectory. Our past financial performance was heavily influenced by an aggressive expansion into large-scale retail, which required significant upfront costs but did not align with our long-term vision for sustainable growth. This expansion occurred before we had achieved the necessary brand awareness, resulting in financial strain and leaving us without a proper marketing budget to support sales.

Moving forward, our strategy is centered on brand-building, e-commerce growth, and the launch of a new product line that complements our existing offerings while providing a high lifetime value per customer. This shift will allow us to maximize customer retention, expand revenue streams, and build a more profitable, scalable business model. With a renewed focus on establishing brand awareness, we aim to deepen consumer engagement before pursuing further expansion into traditional retail. While we previously overextended into retail without sufficient marketing support, we have since adjusted our approach to ensure long-term success.

Walmart remains a key strategic partner due to its potential to drive volume at a scale that surpasses all previous retail placements combined. However, our core focus will be on growing e-commerce and direct-to-consumer sales, which will allow us to build stronger relationships with customers and maximize margins. Our new product line, designed to complement our hot sauce business, is expected to drive increased customer retention and recurring sales. As we scale, we are also preparing to invest in brand-building marketing for the first time since raising capital, leveraging organic marketing efforts, social media, and influencer partnerships to boost awareness and engagement. By prioritizing brand equity and optimizing key account partnerships, we intend to create a sustainable revenue model that does not rely solely on retail distribution.

Historically, our cash flows reflected the challenges of operating as a lean, founder-led company with limited funding. With a refined strategy in place, we are now positioning ourselves for long-term growth, increased profitability, and a more balanced expansion plan that supports both direct-to-consumer and strategic retail channels.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $20,636.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: 2022 Convertible Notes
Amount Owed: $365,850.00
Interest Rate: 7%
Maturity Date: Each note has a different date, but all outstanding notes mature in 2026.
Conversion Into: Common stock Conversion Trigger: The principal and unpaid accrued interest on each Note will convert: (i) automatically, upon the Company's issuance of equity securities (the "Next Equity Financing") in a single transaction, or series of related transactions, with aggregate gross proceeds to the Company of at least US$2,800,000, excluding proceeds from the issuance of any simple agreements for future equity ("SAFEs") or convertible debt (including the Notes), into (a) units of the Company's securities issued to investors in the Next Equity Financing or (b) in the event the Company issues preferred securities with a liquidation preference in the Next Equity Financing, at the Company's election, units of a shadow series of preferred securities substantially the same as the series of preferred securities issued in the Next Equity Financing, except that the per unit liquidation preference of the shadow series will be equal to the conversion price of the Notes (a "Next Equity Financing Conversion"); (ii) at the Purchaser's option, in the event of a Corporate Transaction (as defined below) while such Note remains outstanding, into units of the Company's securities (a "Corporate Transaction Conversion"); and 5 24 1,000,000 2 (iii) at the Purchaser's option, on or after the Maturity Date while such Note remains outstanding, into units of the Company's securities (a "Maturity Conversion"). Securities, whether common stock or membership interests/units issued pursuant to the conversion of Notes will be referred to herein as "Conversion Units." Discount Rate: 20 Valuation Cap: 2800000 Other Material Rights: The convertible notes are convertible into member unit at a conversion price. The conversion price means the lesser of: (i) the product of (x) 100% less the Discount and (y) the lowest per-unit purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

The maturity dates for all outstanding notes were extended from 2024, to 2026. Interest rates were adjusted on all notes to 7% for the extended period.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin Erik Carbone

Kevin Erik Carbone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, CFO, Board Director and Founder
Dates of Service: July, 2016 - Present
Responsibilities: Founder - I am the only employee so I wear every hat.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the

Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Kevin Erik Carbone
Amount and nature of Beneficial ownership: 6,000,000
Percent of class: 100.0

Title of class: Class B Common Stock
Stockholder Name: Crowdfunding Participants
Amount and nature of Beneficial ownership: 267,998
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, 2022 Convertible Notes, 2022 Convertible Notes, 2022 Convertible Notes, 2022 Convertible Notes, 2022 Convertible Notes, and 2022 Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,666,832 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 6,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 267,998 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $ 17,521.00
*Maturity Date: January 10, 2026
**Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms
Material Rights

Next Equity Financing Conversion. The next equity offering relying on Section 4(a)(2) of the Securities Act or Regulation D from which the Company receives gross proceeds of not less than $1,000,000 USD will convert into (i) units of the Equity Securities issued in the Next Equity Financing or (ii) at the Company's election (if applicable), units of Shadow Preferred.

"Next Equity Financing" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of this Agreement, in one or more offerings relying on Section 4(a)(2) of the Securities Act or Regulation D thereunder for exemption from the registration requirements of Section 5 of the Securities Act, from which the Company receives gross proceeds of not less than US$1,000,000.

Corporate Transaction Conversion. If a Corporate Transaction occurs first, then the note holder may elect between (a) 1.25X repayment of the note value; or (b) conversion into common stock.

"Corporate Transaction" means: (a) the closing of the sale, transfer, or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; (b) the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock/membership interests of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock/membership interests of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (c) the closing of the transfer (whether by merger, consolidation, or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company's capital stock/membership interests if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring entity).

Maturity Conversion. On or after the maturity date, the note holder may elect to convert the note into shares of common stock.

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $ 58,337.00
*Maturity Date: January 17, 2026
**Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms
Material Rights

Same as above Other Material Terms

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $ 237,463.00
*Maturity Date: January 14, 2026
**Interest Rate: 7.0%
Discount Rate: 30.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms
Material Rights

Same as above Other Material Terms

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $ 28,751.00
*Maturity Date: April 13, 2026
**Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms
Material Rights

Same as above Other Material Terms

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $ 12,124.00
*Maturity Date: April 01, 2026
**Interest Rate: 7.0%
Discount Rate: 30.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms
Material Rights

Same as above Other Material Terms

2022 Convertible Notes

The security will convert into Common stock and the terms of the 2022 Convertible Notes are outlined below:

Amount outstanding: $ 11,654.00
*Maturity Date: January 24, 2026

**Interest Rate: 7.0%
Discount Rate: 20.0%
Valuation Cap: $2,800,000.00
Conversion Trigger: Next Equity Financing or a Corporate Transaction - see Other Material Terms
Material Rights

Same as above Other Material Terms
* Maturity date was extended from original maturity date. Interest rate has been updated to reflect the updated rate during the extension.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Competition The hot sauce market is highly competitive, with established brands like Tabasco, Cholula, Huy Fong Sriracha, Tapatio, and Frank's RedHot. These brands have a strong presence and loyal customer base. It may be challenging for Sauce Bae to penetrate the market and gain significant market share. The CPG food space as a whole is highly competitive, and entering other categories such as honey will be challenging due to the competitive nature of the space. Market saturation The hot sauce market is growing, but there is a risk of saturation. As more brands enter the market, it becomes increasingly difficult to differentiate and capture consumer attention. Sauce Bae's unique health proposition and flavor profile may help, but it is essential to stay ahead of evolving consumer preferences. This market saturation also applies to various other CPG food categories such as honey. Brand recognition While Sauce Bae has gained some social proof and celebrity endorsements, building a strong brand and gaining widespread recognition takes time and effort. It may require substantial marketing investments to increase brand awareness and reach a larger audience. Dependence on key distributors Sauce Bae relies on major national health and specialty food distributors like UNFI and KeHE for retail distribution. Depending heavily on a few distributors can be risky, as any issues or disputes with these distributors can significantly impact sales and market reach. Ingredient availability and cost Sauce Bae's unique formulation includes turmeric and excludes artificial preservatives and thickeners. The availability and cost of these ingredients can be a risk factor. Any disruptions in the supply chain or significant price fluctuations could impact production costs and profit margins. Changing consumer preferences Consumer preferences and trends can change rapidly, and what is popular today may not be the same tomorrow. It is crucial for Sauce Bae to stay updated with market trends and adapt its offerings accordingly to meet evolving consumer demands. Dependence on key personnel The success of Sauce Bae is tied to the skills and expertise of key team members. If key personnel leave the company or are unable to perform their duties effectively, it could impact the company's operations and growth potential. Regulatory compliance The food industry is subject to various regulations and quality standards. Sauce Bae must ensure compliance with food safety regulations, labeling requirements, and other industry-specific regulations. Non-compliance can lead to fines, product recalls, and reputational damage. Economic factors External economic factors such as inflation, changes in consumer spending patterns, and overall market conditions can impact the demand for hot sauce products. A downturn in the economy or a decline in consumer purchasing power may affect Sauce Bae's sales and revenue. Execution and scalability While Sauce Bae has shown potential for growth, successfully scaling the business requires effective execution across various sales channels, managing increased production, distribution logistics, and maintaining product quality. Scaling too quickly without adequate resources and infrastructure can lead to operational challenges and compromised customer experience. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. The Company has Convertible Notes currently outstanding for $365,850. The maturity dates on all notes have been extended to 2026. Some of the triggers for these convertible notes are a Company Transaction or a maturity date in January 2026. This means that some convertible notes may convert to Common Stock shares of the Company and there is a potential for additional dilution of your investment. Please refer to the Company Securities section of the offering materials for further details about the terms of the note and the Dilution notification section.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 26, 2025.

Skinny Flav, Inc

By   /s/ *Kevin Carbone*

       Name: Skinny Flav Inc

       Title: President

Exhibit A

FINANCIAL STATEMENTS

SKINNY FLAV INC
BALANCE SHEET

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	20,636	$	44,383
Acccounts Receivable, net		1,238		12,369
Inventory		45,407		50,096
Prepaids and Other Current Assets		-		-
Total current assets		**67,282**		**106,848**
Property and Equipment, net		2,851		4,731
Security Deposit		-		-
Other Assets		21,469		21,469
Total assets	$	**91,602**	$	**133,048**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	3,262	$	28,661
Accounts Payable	$	-	$	12,717
Line of Credit		-		24,651
Forward Financing		-		-
Total current liabilities		**3,262**		**66,029**
Promissory Notes and Loans		56,000		-
Convertible Notes		310,000		310,000
Accrued Interest on Convertible Notes		55,850		34,418
Total liabilities		**425,112**		**410,447**
SHAREHOLDERS' EQUITY				
Shareholders' Equity		(333,510)		(277,399)
Total Shareholders' Equity		**(333,510)**		**(277,399)**
Total Liabilities and Shareholders' Equity	$	**91,602**	$	**133,048**

See accompanying notes to financial statements.

SKINNY FLAV INC

STATEMENT OF OPERATIONS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	150,321	$	300,239
Cost of Goods Sold		68,828		95,126
Gross profit		81,493		205,113
Operating expenses				
General and Administrative		94,748		272,918
Research and Development		1,772		2,441
Sales and Marketing		45,675		125,980
Total operating expenses		142,195		401,338
Operating Income/(Loss)		(60,701)		(196,225)
Interest Expense		25,059		18,285
Other Loss/(Income)		(53,432)		(4,149)
Income/(Loss) before provision for income taxes		(32,329)		(210,362)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	(32,329)	$	(210,362)

See accompanying notes to financial statements.

SKINNY FLAV INC

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(32,329)	$	(210,362)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		1,880		1,880
PPP loan Forgivness		-		-
Changes in operating assets and liabilities:				
Inventory		4,688		(2,798)
Acccounts Receivable, net		11,131		(12,369)
Prepaids and Other Current Assets		-		3,500
Accounts Payable		(12,717)		12,717
Credit Cards		(25,399)		17,696
Security Deposit		-		1,458
Accrued Interest on Convertible Notes		21,432		17,800
Other Assets		-		-
Net cash provided/(used) by operating activities		**(31,313)**		**(170,478)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(23,783)		(24,600)
Borrowing on Promissory Notes and Loans		56,000		-
Borrowing on Convertible Notes		-		-
Issuance of Class A Common Stock				600
Issuance of Class B Common Stock				27
Additional Paid in Capital		-		139,263
Forward Financing				
Line of Credit		(24,651)		24,651
Net cash provided/(used) by financing activities		**7,566**		**139,941**
Change in cash		(23,747)		(30,537)
Cash—beginning of year		44,383		74,920
Cash—end of year	$	**20,636**	$	**44,383**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,627	$	485
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

SKINNY FLAV INC
STATEMENTS OF STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2024

	Class B Common stock		Class A Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
December 31, 2023	267,998	$ 27	6,000,000	$ 600	$ 139,263	$ (417,289)	(277,399)
Net income (loss)	-	-	-	-	-	(32,329)	(32,329)
Shareholder distributions						(23,783)	(23,783)
December 31, 2024	267,998	$ 27	6,000,000	$ 600	$ 139,263	$ (473,400)	$ (333,510)

NOTE 1 – NATURE OF OPERATIONS

Skinny Flav Inc was originally formed on July 21, 2016 in the state of New Jersey as a limited liability company (LLC) and later converted to a Delaware C corporation on June 13, 2023. The financial statements of Skinny Flav Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Howell, NJ.

Skinny Flav Inc. is a health-focused food company that owns the CPG brand Sauce Bae, offering innovative clean-label condiments made with real ingredients and no artificial preservatives or thickeners. What began with a pineapple habanero hot sauce infused with turmeric has expanded into a growing product line, including superfood-infused raw honey and notable co-branded hot sauce collaborations. Sauce Bae is on a mission to prove that simple, clean ingredients can deliver bold flavor. Its products are available in select major retailers and online.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
        in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes revenue when the item has shipped, fulfilling its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1. Identification of the contract(s) with the customer – The Company determines the existence of a contract when it is mutually approved, the rights and obligations of each party are identifiable, the payment terms are defined, the customer has the ability and intent to pay, and the contract has commercial substance.
2. Identification of performance obligations – The Company's performance obligations consist of a promise in a contract (written or oral) to transfer distinct goods or a series of goods that have the same pattern of transfer to the customer.
3. Recognition of revenue – Revenues are recognized when control of the promised goods is transferred to customers.

The Company earns revenue from the sale of its Sauce Bae brand products, including clean-label hot sauces and superfood-infused raw honey, through direct-to-consumer channels, retail distribution, and co-branded collaborations.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and NJ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities, generally the Company will only be open to examination for tax returns filed in the past 3 years. The Company has filed all its tax returns from inception through December 31, 2023 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory

Inventory consists of the following items:

Inventories		
As of December 31,	**2024**	**2023**
Finished goods	45,407	50,096
Total Inventory	$ 45,407	$ 50,096

Property and Equipment

As of December 31, 2024, the Company's Property, Plant, and Equipment (PP&E) totaled $2,851, with no additional purchases made during the year. The Company considers its PP&E minimal and does not anticipate significant capital expenditures in the near term. PP&E consists of photography and video equipment, which is fully depreciated over its useful life. We made an amendment to our 2023 (PP&E) and adjusted it to $4,731 from $5,201.

Debt – Convertible Notes

Debt Instrument Name	Principal Amount	Interest Rate	Extended Interest Rate	Borrowing Period	Maturity Date	Extended Maturity Date	For the Year Ended December 2024					For the Year Ended December 2023				
							Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Notes	$ 15,000	5.00%	7.00%	1/10/22	1/10/24	1/10/26	2,521	2,521	-	15,000	17,521	1,479	1,479	15,000		16,479
2022 Convertible Notes	$ 50,000	5.00%	7.00%	1/17/22	1/17/24	1/17/26	8,337	8,337		50,000	58,337	4,884	4,884	50,000		54,884
2022 Convertible Notes	$ 200,000	6.00%	7.00%	1/14/22	1/14/24	1/14/26	37,463	37,463		200,000	237,463	23,540	23,540	200,000		223,540
2022 Convertible Notes	$ 25,000	5.00%	7.00%	4/13/22	4/13/24	4/13/26	3,751	3,751		25,000	28,751	2,147	2,147	25,000		27,147
2022 Convertible Notes	$ 10,000	8.00%	7.00%	4/1/22	4/1/24	4/1/26	2,124	2,124		10,000	12,124	1,401	1,401	10,000		11,401
2022 Convertible Notes	$ 10,000	5.00%	7.00%	1/24/22	1/24/24	1/24/26	1,654	1,654		10,000	11,654	967	967	10,000		10,967
Total	**$ 310,000**						$ 55,850	$ 55,850	$ -	$ 310,000	$ 365,850	$ 34,418	$ 34,418	$ 310,000		$ 344,418

The convertible notes are convertible into member unit at a conversion price. The conversion price means

the lesser of: (i) the product of (x) 100% less the Discount and (y) the lowest per-unit purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

In January of 2024, the Company executed amendments with all note holders to extend the maturity date of these notes by an additional two years, changing the new maturity dates to 2026. The interest rate was adjusted to 7% for this extended period.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 8,000,000 shares of Class A Common Stock and 2,000,000 shares of Class B Common Stock, both with a par value of $0.0001 per share.

As of December 31, 2024, the Company has issued 6,267,998 shares of common stock, consisting of:

- 6,000,000 shares of Class A Common Stock issued to the founder.
- 267,998 shares of Class B Common Stock issued through equity crowdfunding.

No new issuances occurred in 2024.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 21, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 8 – PRIOR PERIOD ADJUSTMENTS

The Company has made the following amendments to prior year (2023) financial statements to improve accuracy and classification:

Cost of Goods Sold (COGS) Adjustment – There were two invoices that totaled to the amount of $12,716.61 that were for production of hot sauce in Q4 of 2023, but they weren't paid until January of 2024. So we amended our financials to reflect this as our COGS in 2023 was understated by this amount in our previous filing. Our tax filing however was correct, since we use cash accounting for taxes.

Property and Equipment (PP&E) Depreciation Adjustment – We reduced the 2023 PP&E balance from $5,201 to $4,731, resulting in a $470 decrease in total assets. This adjustment reflects an update in our depreciation calculations.

Cash and Cash Equivalents Reclassification – The 2023 cash balance was adjusted from $56,752 to $44,383, reclassifying $12,369 as Accounts Receivable (A/R). This correction did not impact total current assets but ensures accurate categorization of financial data.

Total Assets Correction – Due to the depreciation adjustment, total assets for 2023 were reduced by $470, adjusting the reported balance from $133,518 to $133,048.

These amendments were not material and had no major impact on the Company's financial position, results of operations, or cash flows. They were made solely to improve classification and ensure accurate financial reporting.

I, Kevin Carbone, the CEO of Skinny Flav Inc, hereby certify that the financial statements of Skinny Flav Inc and the accompanying notes for the periods ending December 31, 2023, and December 31, 2024, included in this Form C offering statement, are true and complete in all material respects.

As of the date of this certification, the Company's 2024 federal income tax return has not yet been filed. Accordingly, the figures reported in these financial statements have been prepared in accordance with GAAP (Generally Accepted Accounting Principles) and may differ from the final amounts that will be reported on the Company's tax return.

The Company uses GAAP accrual accounting for financial reporting purposes, whereas tax filings are prepared under the cash accounting method. Under GAAP accrual accounting, revenue is recognized when earned, and expenses when incurred. However, for tax purposes, revenue is recorded when received, and expenses when paid. This results in timing differences that do not impact the overall financial position of the Company but may cause variations between financial statement totals and tax filings.

These attached financial statements accurately and fairly present the Company's financial position in accordance with GAAP.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/21/25.

Kevin Carbone (Signature)

_____President / CEO_____ (Title)

_____3/21/25_____ (Date)

CERTIFICATION

I, Kevin Carbone, Principal Executive Officer of Skinny Flav, Inc, hereby certify that the financial statements of Skinny Flav, Inc included in this Report are true and complete in all material respects.

Kevin Carbone

President